

Mail Stop 3030

September 8, 2017

Via E-mail
Dov Sella
Chief Executive Officer
Rada Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 4250407, Israel

  Re: Rada Electronic Industries Ltd.
    Registration Statement on Form F-3
    Filed September 1, 2017
    File No. 333-220304

Dear Mr. Sella:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Caleb French at (202) 551-6947 with any questions.

       Sincerely,

       /s/ Caleb French for

       Amanda Ravitz
       Assistant Director
       Office of Electronics and Machinery

cc: Steven J. Glusband, Esq.
   Carter Ledyard & Milburn LLP